Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Auditing Services” in the Statement of Additional Information, each dated October 22, 2025, and each included in this Post Effective Amendment No. 2 to the Registration Statement (Form N-1A, File No. 333-271265) of Popular U.S. Government Money Market Fund, LLC (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated August 26, 2025, with respect to the financial statements and financial highlights of Popular U.S. Government Money Market Fund, LLC., included in the Annual Report to Shareholders (Form N-CSR) for the year ended June 30, 2025, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Juan, Puerto Rico

October 22, 2025